Exhibit 99.1

Austpro Energy Corporation

1600 - 609 Granville Street, P.O. Box 10068 Pacific Centre

Vancouver, BC V7Y 1C3

{778) 331-8505

Symbol: AUS.H-TSX.V	News Release	October 19, 2020

Austpro Announces Private Placement

Vancouver, BC: Austpro Energy Corporation (TSX.V: AUS.H) announces that it has arranged a non-brokered private placement (the "Financing") of 1,100,000 units ("Units") of the Company at a price of $0.12 per Unit for proceeds of $132,000, subject to approval of the TSX Venture Exchange ("TSX-V"). Each Unit will consist of one common share and one common share purchase warrant. Each common share purchase warrant will entitle the holder to purchase one common share of the Company at a price of $0.155 for a period of one year from the date of issuance. The securities being issued pursuant to the Financing will be subject to a hold period expiring four months and one day from the date of issuance in accordance with applicable Canadian securities law.

It is anticipated that The Emprise Special Opportunities Fund (2017) Limited Partnership ("Emprise LP2017"), a control person of the Company, will subscribe for the entirety of the Financing. The issuances of Units to insiders pursuant to the Financing will be considered a related party transaction with the meaning of TSX-V Policy 5.9 and Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("Ml 61-101"). The Company intends to rely on exemptions from the formal valuation and minority approval requirements of sections 5.5(a) and 5.7(1)(a) of Ml 61-101 in respect of such insider participation, based on a determination that the fair market value of the participation in the Financing by insiders will not exceed 25% of the market capitalization of the Company, as determined in accordance with Ml 61-101.

No finder's fees will be payable in connection with the Financing. The proceeds of the Financing will be used by the Company for general working capital purposes.

For further information, please contact Scott Ackerman at sackerman@emprisecapital.com or 778.331.8505.

On behalf of the Board

Austpro Energy Corporation

Scott Ackerman, Director

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may include forward-looking statements that are subject to risks and uncertainties. All statements within, other than statements of historical fact, are to be considered forward looking. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. There can be no assurances that such statements will prove accurate and, therefore, readers are advised to rely on their own evaluation of such uncertainties. We do not assume any obligation to update any forward-looking statements except as required under the applicable law.